Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30,
2017
(Millions)
Earnings:
Income from continuing operations before income taxes	$18
Add:
Fixed Charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	141
Capitalized Interest	(1)
Rental expense representative of interest factor	4
Total fixed charges	144
Less:
Capitalized interest	1
Total earnings as adjusted	$163
Fixed charges	$144
Ratio of earnings to fixed charges	1.13
Preferred dividend requirement	$18
Combined fixed charges and preferred dividends	162
Ratio of earnings to combined fixed charges and preferred dividends	$1.01